Mail Stop 3561

November 14, 2008

Howard G. Berger, M.D.
Principal Executive Officer
RadNet, Inc.
1510 Cotner Avenue
Los Angeles, California 90025

      Re: RadNet, Inc.
              Form 10-K for Fiscal Year Ended
              December 31, 2007
              Filed February 29, 2008
              File No. 001-10593

Dear Dr. Berger:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Jeffrey Linden, Esq.
        FAX: (310) 445-2980